

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
David M. McClanahan
Chief Executive Officer
CenterPoint Energy Houston Electric, LLC
1111 Louisiana
Houston, Texas 77002

> **Re: CenterPoint Energy Houston Electric, LLC**
> **CenterPoint Energy Transition Bond Company IV, LLC**
> **Registration Statement on Form S-3**
> **Filed November 2, 2011**
> **File Nos. 333-177662; 333-177662-01**

Dear Mr. McClanahan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that CenterPoint Energy Transition Bond Companies I and II have not filed Form 10-Ds as required by Exchange Act Rule 15d-17. Refer to Exchange Act Rule 15d-17 and Form 10-D. Please explain to us how you are in compliance with General Instruction I.A.4 of Form S-3.

Where You Can Find More Information, page S-26

2. We note that you will incorporate by reference any future filings which you make with the Commission "until we sell all the Bonds." Please revise the prospectus supplement to conform to Item 12(b) of Form S-3, which requires the registrant to incorporate by reference all its subsequently filed Exchange Act reports "prior to the termination of the offering."

The Sale Agreement, page 80

CenterPoint Houston's Covenants, page 84

3. We note that the base prospectus does not describe a repurchase covenant by CenterPoint Houston to repurchase or replace an underlying asset for breach of a representation or warranty. Please confirm supplementally that the underlying transaction agreements will not provide for such a repurchase or replacement covenant. If there is such a covenant, then revise your disclosures to include bracketed information indicating that you will provide the disclosure required by new Item 1104(e) of Regulation AB, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Timothy S. Taylor
       Baker Botts LLP